UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1 - 3525

AEP RETIREMENT SAVINGS 401(K) PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AEP RETIREMENT SAVINGS 401(K) PLAN
INDEX
December 31, 2020 and 2019

Page Number

Signatures	2

Reports of Independent Registered Public Accounting Firms	3

Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedule
Schedule of Assets (Held as of End of Year)	21

Exhibit Index	40
Exhibit 23(1)
Exhibit 23(2)
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting with Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized
By:
/s/ Julie A. Sherwood
Julie A. Sherwood, SVP Treasury & Risk

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants of
AEP Retirement Savings 401(k) Plan
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the AEP Retirement Savings 401(k) Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2021.
Columbus, Ohio
June 29, 2021

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of AEP Retirement Savings 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of AEP Retirement Savings 401(k) Plan (the “Plan”) as of December 31, 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
June 26, 2020

We served as the Plan’s auditor from 2019 to 2020.

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2020 and 2019

	December 31,
	2020	2019
ASSETS
Investments at Fair Value	$4,618,797,947	$4,276,669,965

Investments at Contract Value	681,788,963	616,389,451

Notes Receivable from Participants	63,362,301	76,418,775

NET ASSETS AVAILABLE FOR BENEFITS	$5,363,949,211	$4,969,478,191

See Notes to Financial Statements beginning on page 7.

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2020 and 2019

	Years Ended December 31,
	2020	2019
INVESTMENT INCOME
Net Appreciation in Investments	$597,184,616	$845,829,651
Interest and Dividends	27,190,595	26,911,880
Total Investment Income	624,375,211	872,741,531

CONTRIBUTIONS
Participants	201,972,224	186,734,657
Employer	80,639,433	75,761,959
Total Contributions	282,611,657	262,496,616

DISTRIBUTIONS TO PARTICIPANTS	(509,504,366)	(456,624,017)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(338,350)	(443,398)
Investment Advisory and Management Fees	(5,927,868)	(6,216,488)
Other Fees	(475,567)	(478,387)
Total Administrative and Management Fees	(6,741,785)	(7,138,273)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	3,730,303	4,304,413

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	394,471,020	675,780,270

TRANSFERS INTO PLAN (Note 1)	—	9,300,746

NET INCREASE IN NET ASSETS	394,471,020	685,081,016

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	$4,969,478,191	$4,284,397,175

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$5,363,949,211	$4,969,478,191

See Notes to Financial Statements beginning on page 7.

AEP RETIREMENT SAVINGS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2020 and 2019

1. PLAN DESCRIPTION

The following description of the AEP Retirement Savings 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan’s information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (AEP or the Company) who are not excluded by the terms of the Plan, such as pursuant to a unionized collective bargaining agreement. American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor). AEPSC is a wholly-owned subsidiary of AEP. JPMorgan Chase Bank (JPMorgan) was the primary trustee for the Plan (the Trustee) until the transition to The Bank of New York Mellon as primary trustee commenced effective January 29, 2021. Great-West Financial Retirement Plan Services, LLC (Empower Retirement) is the plan record keeper. American Electric Power Service Corporation (AEPSC) appointed Great-West Trust Company, LLC (GWTC) as the trustee/custodian for certain cash held on behalf of the Plan pending investment or disbursement.

AEP Energy, Inc. (AEPE) is wholly -owned by AEP Retail Energy Partners LLC, which is a wholly-owned Subsidiary of AEP. In January 2020, AEPE employees became eligible to participate in the Plan. In connection with that transition, the AEP Energy, Inc. 401(k) Retirement Plan was merged into the Plan and as a result, approximately $9.3 million in assets were transferred to the Plan on December 30, 2019.

Contributions

Newly eligible employees are automatically enrolled in the Plan with a 3% pretax deferral. Such deferrals automatically increase each year by 1% to a maximum of 6%. Employees may opt out of the automatic enrollment or revise their elections after they are notified of their right not to have such pretax deferrals made on their behalf and how their account will be invested in the absence of their making an investment election. Generally, eligible employees participating in the Plan may make contributions (pretax, after-tax or Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within Internal Revenue Service (IRS) limits), although pretax and Roth 401(k) amounts are limited to $19,500 for 2020 and $19,000 for 2019. Participants who are age 50 and older are eligible to contribute additional pretax or Roth 401(k) amounts as catch-up contributions. The catch-up contribution limit was $6,500 for 2020 and $6,000 for 2019. An employee who is eligible to participate in the Plan also may roll eligible retirement benefits into the Plan. The participating employers contribute to the Plan, on behalf of each participant, an amount equal to 100% of the participant’s non-rollover contributions up to 1% of the participant’s eligible compensation for each payroll period, plus 70% of the participant’s contributions for the next 5% of the participant’s eligible compensation for each payroll period, subject to certain limitations. All contributions that are withheld from a participant’s pay or are made by the participating employers are deposited in the AEP Retirement Savings 401(k) Plan Trust after each pay period. The Plan, in a manner consistent with the requirements under Section 401 of the Internal Revenue Code (IRC), restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan, provided that it is AEPSC’s intent that the Plan include a “qualified automatic contribution arrangement” (as defined in Section 401(k)(13) of the IRC), such that only the after-tax contributions made by such highly compensated participants may be subject to such restrictions.

Notes Receivable from Participants

Participants generally may borrow from their savings plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. During March 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law. Pursuant to the CARES Act, the Company has changed the Plan to temporarily allow certain qualified participants to obtain a COVID-19 related plan loans for the lesser of: (1) $100,000 (increased from $50,000), or (2) 100% increased from 50%) of the participant’s vested account balance. This is only available for plan loans made during the period from March 27, 2020 to September 22, 2020. The CARES Act also provides relief to participants with outstanding plan loans (on or after March 27, 2020) by allowing for a suspension of the loan payments (due from March 27, 2020 through December 31, 2020). During the suspension period, interest will continue to accrue. The term of the loan may extend for a period of up to one year without violating the original term period. Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal as of the first business day of the calendar month in which the loan is taken. Active employees repay principal and interest payments through payroll deductions.

Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty. No allowance for credit losses has been recorded at December 31, 2020 or 2019.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings and losses and charged with benefit payments and allocations of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with the Company’s payroll periods.

Participants may make investments in 1% increments among various unitized funds established by the Plan including index funds, bond funds, growth funds, value funds, target date funds, and a stable value fund. The assets of each of the funds are held in the custody of the Trustee, and record-kept at the participant level by Empower Retirement. As the Plan owns the underlying assets of each of these funds, the financial statements present the underlying investments of these unitized funds. In the absence of a participant-directed investment, contributions are invested in a target date fund based on the participant's date of birth and estimated retirement date.

The AEP Stock Fund is an investment option in the Plan. Participants can elect to have dividends generated from their unitized holdings in the AEP Stock Fund paid out in cash, rather than automatically reinvested in the fund. The dividend payouts are made periodically (at least annually) and are treated as ordinary income to the participants for tax purposes.

In addition to the above, the Plan offers a self-directed brokerage account (SDB) option that allows participants to invest in retail mutual funds and money market funds.

Vesting and Distribution

Participants are immediately vested in their pretax, after-tax, Roth 401(k) and the Company contributions, including earnings thereon; provided that certain matching contributions made to participants of the AEP Energy, Inc. 401(k) Retirement Plan may be only partially vested in accordance with existing vesting positions of this plan. Excluding participants’ pretax and Roth 401(k) contributions, profit sharing contributions, and post-2008 Company matching contributions, all participants may make an unlimited number of withdrawals of their interest in the Plan at any time, including their pre-2009 Company matching contributions. Pretax, Roth 401(k) and profit sharing contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier upon hardship (as defined by the Plan), or following termination of employment. Post-2008 Company matching contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier following earlier termination of employment, but not upon hardship. Pursuant to the CARES Act, the Company has changed the Plan to allow certain qualified participants impacted by COVID-19 to take withdrawals up to $100,000 between January 1, 2020 and December 30, 2020. These COVID-19 related distributions are not subject to the early withdrawal penalty, or to 20% federal tax withholding; but they are subject to a 10% federal tax withholding requirement, and participants have the option to spread the applicable income tax resulting from the COVID-19 related distribution over a 3 year period. Participant who obtain a COVID-19 related distribution may repay the distribution to an eligible retirement plan within the three-year period following the distribution to defer otherwise applicable taxation.

2. ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

Participants direct the investment of their plan accounts among various investment options offered by the Plan. Investments in securities are reported at fair value while fully benefit responsive investment contracts are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities have been recorded on a trade-date basis. Net appreciation includes the Plan’s gains or losses on investments bought or sold as well as held throughout the year. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the funds that generated such income with the exception of the AEP Stock Fund, which pays or reinvests dividends at the direction of each participant.

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are not recorded as distributions until actually distributed based on the terms of the Plan document.

Administrative and Management Fees

Administrative and Management Fees incurred relating to JPMorgan and Empower Retirement during 2020 and 2019 totaled $2,314,433 and $2,476,479, respectively. The Plan directly pays for administrative, record keeping and management fees. Fees related to the administration of Notes Receivable from Participants are charged directly to the participant's account and are included in the administrative expenses. Investment related expenses are included in Net Appreciation in Investments.

Distributions to Participants

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets. The estimates and assumptions used are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from the estimates.

Fair Value Measurements of Assets

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). AEPSC’s staff independently monitors valuation policies and procedures and provides members of the Benefits Finance Committee (BFC) and its Investment Subcommittee (IC) various monthly and quarterly reports, regarding compliance with policies and procedures. As of December 31, 2020, the BFC consisted of AEPSC’s Chief Financial Officer, Treasurer, Senior Vice President - Chief Human Resources Officer, Senior Vice President - Strategy and Transformation, Executive Vice President - General

Counsel, Senior Vice President - Commercial Operations and the Executive Vice President - Energy Supply of AEP. The IC consists of AEPSC’s Treasurer, Director of Trusts and Investments and two Managing Directors of Corporate Finance.

The Plan utilizes its Trustee’s external pricing service to estimate the fair value of the underlying investments held in the Plan. The Plan’s investment managers review and validate the prices utilized by the Trustee to determine fair value. The Plan Administrator performs its own valuation testing to verify the fair values of the securities, in part by reviewing audit reports of the Trustee’s operating controls and valuation processes.

Assets in the Plan are classified using the following methods. Equities are classified as Level 1 holdings if they are actively traded on exchanges. Items classified as Level 1 are investments in equity securities and registered investment companies. They are valued based on observable inputs primarily unadjusted quoted prices in active markets for identical assets. Items classified as Level 2 are primarily investments in individual fixed income securities. Fixed income securities generally do not trade on exchanges and do not have an official closing price but their valuation inputs are based on observable market data.

The Trustee uses multiple pricing vendors for the assets held in trust. The Trustee’s pricing vendors calculate bond valuations using financial models and matrices. The models use observable inputs including yields on benchmark securities, quotes by securities brokers, rating agency actions, discounts or premiums on securities compared to par prices, changes in yields for U.S. Treasury securities, corporate actions by bond issuers, prepayment schedules and histories, economic events and, for certain securities, adjustments to yields to reflect changes in the rate of inflation. Cash equivalent funds are held to provide liquidity and meet short term cash needs. The underlying holdings in the cash funds may consist of commercial paper, certificates of deposit, treasury bills, and other short-term debt securities. Short-term debt securities are valued based on observable market data by the trust banks pricing vendor. Other securities with model-derived valuation inputs that are observable are also classified as Level 2 investments. Investments with unobservable valuation inputs are classified as Level 3 investments. Investments classified as “Other” are valued using Net Asset Value (NAV) as a practical expedient. Items classified as Other are primarily cash equivalent funds and common collective trusts. These investments do not have a readily determinable fair value or they contain redemption restrictions which may include the right to suspend redemptions under certain circumstances. Redemption restrictions on common collective trusts may also prevent certain investments from being redeemed at the reporting date for the underlying value. There are no unfunded commitments for investments in common collective trusts.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, AEPSC has the right to take such actions as will allow contributions to the Plan to be discontinued at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants would be made 100 percent vested in their accounts.

4. INVESTMENT CONTRACTS

The Plan's Managed Income Fund provides a stable value investment option that includes fully benefit-responsive synthetic investment wrap contracts which assure the book value of investments in that fund for plan participants. The fund’s underlying assets, which are held in a trust, utilize wrap contracts issued by four financial institutions as of December 31, 2020 and 2019. The fund’s underlying investment or investments, usually a portfolio owned by the Plan, consist primarily of high quality, intermediate term fixed income securities and guaranteed investment contracts. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus credited interest, less participant withdrawals, without regard to changes in the fair value of the investments and securities underlying the fund. The rates for crediting interest are reset periodically based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The interest crediting rate cannot be less than 0%. Certain events initiated by the Plan Sponsor, such as a plan termination or a plan merger, would limit the ability of the Plan to administer participant-level transactions at contract value or may allow for the termination of the wrap contract at market value, rather than contract value.

The Plan Sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable as of December 31, 2020 or the date these financial statements are issued.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets during 2019 and 2020 involved parties in interest with respect to the Plan, but most of those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions. The exempt party-in-interest transactions involving the Plan included the following: JPMorgan has acted as trustee and custodian under the Plan, while its affiliates have acted as (a) investment managers for a number of the Plan’s investment options and (2) GWTC has been acting as a trustee and custodian under the Plan, while its affiliates have acted as (a) the Plan’s record keeper and (b) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts. Notes receivable from participants held by the Plan are also considered party-in-interest transactions. Certain investments within the Self Directed Brokerage account are considered party-in-interest transactions.

As of December 31, 2020 and 2019, the Plan held 3,879,879 and 4,029,878 shares, respectively, of common stock of American Electric Power Company, Inc., the parent company of the Plan Sponsor, with a cost basis of $203,562,898 and $194,730,662, respectively. During the year ended December 31, 2020, the Plan acquired 485,324 shares of that common stock with a fair value of $40,685,494 and disposed of 635,323 shares with a fair value of $56,206,458. During the year ended December 31, 2019, the Plan acquired 295,761 shares of that common stock with a fair value of $25,684,663 and disposed of 604,657 shares with a fair value of $53,381,854. During the years ended December 31, 2020 and 2019, the Plan recorded dividend income of $11,123,089 and $11,409,018, respectively, related to its investment in that common stock.

6. FAIR VALUE MEASUREMENTS

For a discussion of fair value accounting and the classification of assets within the fair value hierarchy, see the “Fair Value Measurements of Assets” section of Note 2.

Plan Assets within the Fair Value Hierarchy as of December 31, 2020

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$682,098,487	$—	$—	$—	$682,098,487
AEP Stock	323,077,524	—	—	—	323,077,524
Subtotal Equities	1,005,176,011	—	—	—	1,005,176,011

Common/Collective Trusts
JPMorgan Liquidity Fund (a)	—	—	—	21,682,463	21,682,463
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	210,808,132	210,808,132
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	401,692,712	401,692,712
Mellon Capital Stock Index Fund (a)	—	—	—	1,109,531,125	1,109,531,125
Mellon Capital International Stock Index Fund (a)	—	—	—	660,031,838	660,031,838
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	575,341,739	575,341,739
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	26,571,999	26,571,999
JPMorgan Strategic Property Fund (a)	—	—	—	65,129,429	65,129,429
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	50,660,881	50,660,881
Columbia Trust Focused Large Cap Growth Fund (a)	—	—	—	246,556,207	246,556,207
MetWest Total Return Bond Fund (a)	—	—	—	67,993,031	67,993,031
Subtotal Common/Collective Trusts	—	—	—	3,435,999,556	3,435,999,556

Self-Directed Brokerage Account (a)	81,368,294	—	—	13,720,131	95,088,425
Registered Investment Companies	74,665,499	—	—	—	74,665,499
Cash Equivalents (a)	—	—	—	4,659,795	4,659,795
Accrued Items and Unsettled Trades (a)	(337,453)	—	—	3,546,114	3,208,661

Total Assets Reflecting Investments at Fair Value	$1,160,872,351	$—	$—	$3,457,925,596	$4,618,797,947

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share.

Plan Assets within the Fair Value Hierarchy as of December 31, 2019

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$600,687,149	$—	$—	$—	$600,687,149
AEP Stock	380,863,770	—	—	—	380,863,770
Subtotal Equities	981,550,919	—	—	—	981,550,919

Common/Collective Trusts
JPMorgan Liquidity Fund (a)	—	—	—	19,859,891	19,859,891
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	191,414,132	191,414,132
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	347,678,996	347,678,996
Mellon Capital Stock Index Fund (a)	—	—	—	1,043,780,733	1,043,780,733
Mellon Capital International Stock Index Fund (a)	—	—	—	637,365,934	637,365,934
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	521,931,878	521,931,878
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	24,771,357	24,771,357
JPMorgan Strategic Property Fund (a)	—	—	—	58,824,271	58,824,271
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	47,176,380	47,176,380
Columbia Trust Focused Large Cap Growth Fund (a)	—	—	—	181,483,856	181,483,856
MetWest Total Return Bond Fund (a)	—	—	—	41,507,995	41,507,995
Subtotal Common/Collective Trusts	—	—	—	3,115,795,423	3,115,795,423

Self-Directed Brokerage Account (a)	73,408,748	—	—	15,537,182	88,945,930
Registered Investment Companies	93,186,718	—	—	—	93,186,718
Cash Equivalents (a)	—	—	—	161,649	161,649
Accrued Items and Unsettled Trades (a)	(1,003,428)	(8,484)	—	(1,958,762)	(2,970,674)

Total Assets Reflecting Investments at Fair Value	$1,147,142,957	$(8,484)	$—	$3,129,535,492	$4,276,669,965

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share.

The following tables set forth a summary of the Plan's investments with a reported Net Asset Value as a practical expedient as of December 31, 2020 and 2019:

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2020

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
JPMorgan Liquidity Fund	$21,682,463	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	210,808,132	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	401,692,712	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,109,531,125	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	660,031,838	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	575,341,739	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	26,571,999	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	65,129,429	Quarterly	30 Days
Mellon Capital Emerging Markets Stock Index Fund	50,660,881	Daily	Trade Date + 1
Columbia Trust Focused Large Cap Growth Fund	246,556,207	Daily	Trade Date + 1
MetWest Total Return Bond Fund	67,993,031	Daily	Trade Date + 1
Self-Directed Brokerage Account	13,720,131	Daily	Trade Date + 1
Total Assets	$3,449,719,687

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2019

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
JPMorgan Liquidity Fund	$19,859,891	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	191,414,132	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	347,678,996	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,043,780,733	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	637,365,934	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	521,931,878	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	24,771,357	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	58,824,271	Quarterly	45 Days
Mellon Capital Emerging Markets Stock Index Fund	47,176,380	Daily	Trade Date + 1
Columbia Trust Focused Large Cap Growth Fund	181,483,856	Daily	Trade Date + 1
MetWest Total Return Bond Fund	41,507,995	Daily	Trade Date + 1
Self-Directed Brokerage Account	15,537,182	Daily	Trade Date + 1
Total Assets	$3,131,332,605

It is the Plan’s policy to record transfers in and transfers out of each level at the end of each reporting period. There have been no transfers between Level 1, Level 2, and Level 3 during the years ended December 31, 2020 and 2019.

7. RISK AND UNCERTAINTIES

The Plan invests in various investment instruments, and investment securities are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

In March 2020, COVID-19 was declared a pandemic by the World Health Organization and the Centers for Disease Control and Prevention. Its rapid spread around the world and throughout the United States prompted many countries, including the United States, to institute restrictions on travel, public gatherings and certain business operations. The ultimate impact of COVID-19 on the Plan depends on factors beyond the Plan Sponsor's knowledge or control, including the duration and severity of this outbreak as well as third-party actions taken to contain its spread and mitigate its public health effects. Therefore, the Plan Sponsor cannot estimate the potential future impact to participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

8. FEDERAL INCOME TAX

The IRS has issued a favorable determination letter dated December 8, 2017 with respect to the Plan. A favorable determination letter indicates that, in the opinion of the IRS, the terms of the Plan meets the requirements of Section 401(a) of the IRC, and thereby recognizes the exempt status of the Plan’s trust pursuant to Section 501(a) of the IRC.

The Plan has been amended and restated subsequent to the issuance of that IRS determination letter. Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan’s trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently no audits for any tax periods in progress.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following tables are reconciliations of participant loans and net assets available for benefits per the financial statements to the Form 5500.

	January 1,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (a)	2020	2019
Beginning Balance per Financial Statements	$76,418,775	$83,446,674
Less: Loans Deemed Distributed with No Post-Default Payments	(5,492,568)	(4,687,356)
Balance Reported on Form 5500	$70,926,207	$78,759,318

	December 31,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (b)	2020	2019
Ending Balance per Financial Statements	$63,362,301	$76,418,775
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(5,579,961)	(5,492,568)
Balance Reported on Form 5500	$57,782,340	$70,926,207

	January 1,
Net Assets - Schedule H, Part I, Line 1l, Column (a)	2020	2019
Beginning Balance per Financial Statements	$4,969,478,191	$4,284,397,175
Less: Loans Deemed Distributed with No Post-Default Payments	(5,492,568)	(4,687,356)
Beginning Balance Reported on Form 5500	$4,963,985,623	$4,279,709,819

	December 31,
Net Assets - Schedule H, Part I, Line 1l, Column (b)	2020	2019
Ending Balance per Financial Statements	$5,363,949,211	$4,969,478,191
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(5,579,961)	(5,492,568)
Balance Reported on Form 5500	$5,358,369,250	$4,963,985,623

	December 31,
Increase (Decrease) in Net Assets - Schedule H, Part II, Line 2k	2020	2019
Per Financial Statements	$394,471,020	$675,780,270
Less: Loans Deemed Distributed	(87,393)	(805,213)
Reported on Form 5500	$394,383,627	$674,975,057

AEP RETIREMENT SAVINGS 401(K) PLAN
PLAN #002 EIN #13-4922641
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

	Identity of Issuer, Borrower, Lessor or Similar Party	Current Value

	MANAGED INCOME FUND

	MONEY MARKET FUND
(a)	JPMORGAN US GOVT MMKT FUND CAPITAL SHARES - FUND	$57,371,924
	TOTAL MONEY MARKET FUND	$57,371,924

	CORPORATE DEBT SECURITIES
	3M CO	$159,279
	ABBVIE INC	2,251,985
	ADVOCATE HEALTH & HOSPITALS CORP	822,252
	AIG GLOBAL FUNDING	1,066,672
	AIR PRODUCTS AND CHEMICALS INC	148,522
	ALEXANDRIA REAL ESTATE EQUITIES INC	772,670
	ALLIANT ENERGY FINANCE LLC	203,886
	AMEREN ILLINOIS CO	1,594,826
	AMERICAN EXPRESS CO	1,648,545
	AMERICAN HONDA FINANCE CORP	2,388,132
	AMPHENOL CORP	587,254
	ANALOG DEVICES INC	38,459
	ANGLO AMERICAN CAPITAL PLC	830,382
	ANHEUSER-BUSCH INBEV WORLDWIDE INC	173,536
	APPLE INC	159,640
	ARCHER-DANIELS-MIDLAND CO	219,240
	ASCENSION HEALTH	513,156
	AT&T INC	1,453,545
	BAE SYSTEMS HOLDINGS INC	364,288
	BAE SYSTEMS PLC	863,051
	BAKER HUGHES A GE CO LLC	606,461
	BANK OF AMERICA CORP	4,939,695
	BANK OF MONTREAL	689,123
	BANK OF NEW YORK MELLON CORP/THE	129,237
	BANK OF NOVA SCOTIA/THE	2,281,597
	BAPTIST HEALTH SOUTH FLORIDA INC	260,360
	BAXTER INTERNATIONAL INC	126,523
	BAYER US FINANCE II LLC	935,842
	BLACK HILLS CORP	957,124
	BMW US CAPITAL LLC	1,476,028
	BNP PARIBAS SA	1,410,792
	BOEING CO/THE	1,292,543
	BOSTON PROPERTIES LP	1,510,839
	BP CAPITAL MARKETS AMERICA INC	1,861,426
	BRISTOL-MYERS SQUIBB CO	517,954
	BROWN-FORMAN CORP	167,214
	CANADIAN NATURAL RESOURCES LTD	326,126
	CAPITAL ONE BANK USA NA	401,208
	CAPITAL ONE FINANCIAL CORP	309,157
	CAPITAL ONE NA	908,028
	CARDINAL HEALTH INC	195,786
	CARGILL INC	886,420
	CARRIER GLOBAL CORP	907,881
	CATERPILLAR FINANCIAL SERVICES CORP	1,005,526
	CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	657,209

CES MU2 LLC	1,036,818
CHARLES SCHWAB CORP/THE	127,355
CHEVRON CORP	368,550
CHEVRON PHILLIPS CHEMICAL CO LLC	542,620
CHRISTUS HEALTH	482,950
CHUBB INA HOLDINGS INC	93,160
CIGNA CORP	505,761
CINTAS CORP NO 2	1,014,818
CITIGROUP INC	3,793,686
CITIZENS BANK NA/PROVIDENCE RI	539,297
CLOROX CO/THE	797,139
COCA-COLA CO/THE	430,553
COMCAST CORP	1,805,016
COMMONSPIRIT HEALTH	75,526
CONNECTICUT LIGHT AND POWER CO/THE	384,554
COOPERATIEVE RABOBANK UA	1,374,715
CORNING INC	516,193
CREDIT SUISSE GROUP AG	2,040,383
CRH AMERICA INC	609,049
CROWLEY CONRO LLC	702,999
CVS HEALTH CORP	1,157,787
DAIMLER FINANCE NORTH AMERICA LLC	2,631,169
DANONE SA	528,247
DEERE & CO	131,486
DIAGEO CAPITAL PLC	909,293
DIGITAL REALTY TRUST LP	305,715
DTE ELECTRIC CO	454,763
DUKE ENERGY CAROLINAS LLC	441,425
DUKE ENERGY PROGRESS LLC	1,313,941
DUKE REALTY LP	871,140
DUPONT DE NEMOURS INC	1,314,202
DY9 LEASING LLC	1,136,536
EAST OHIO GAS CO/THE	40,780
EATON CORP	146,714
ECOLAB INC	597,792
EI DU PONT DE NEMOURS AND CO	73,695
EMD FINANCE LLC	607,590
EMERSON ELECTRIC CO	127,099
EMORY UNIVERSITY	135,751
ENTERGY ARKANSAS LLC	739,775
ENTERGY LOUISIANA LLC	351,385
ENTERPRISE PRODUCTS OPERATING LLC	864,136
EQUIFAX INC	914,457
EQUINOR ASA	257,825
ERP OPERATING LP	257,719
EVERGY METRO INC	297,177
EXXON MOBIL CORP	299,198
FEDERAL REALTY INVESTMENT TRUST	1,427,922
FEDERATION DES CAISSES DESJARDIN DU QUEBEC	636,626
FEDEX CORP	954,168
FIDELITY NATIONAL INFORMATION SERVICES INC	181,669
FIFTH THIRD BANCORP	435,193
FIFTH THIRD BANK NA	258,995
FISERV INC	1,214,257
FLORIDA GAS TRANSMISSION CO LLC	647,185
FLORIDA POWER & LIGHT CO	76,676
FMC CORP	287,454
FORD MOTOR CREDIT CO LLC	1,034,167

	FORTUNE BRANDS HOME & SECURITY INC	110,067
	GENERAL DYNAMICS CORP	574,130
	GENERAL MILLS INC	979,233
	GENERAL MOTORS FINANCIAL CO INC	418,518
	GEORGIA-PACIFIC LLC	1,245,466
	GGLAXOSMITHKLINE CAPITAL PLC	150,644
	GILEAD SCIENCES INC	170,839
	GLAXOSMITHKLINE CAPITAL INC	204,378
	GLAXOSMITHKLINE CAPITAL PLC	1,226,610
	GOLDMAN SACHS GROUP INC/THE	3,664,883
	GUARDIAN LIFE GLOBAL FUNDING	345,735
	HALLIBURTON CO	516,455
	HEALTH CARE SERVICE CORP A MUTUAL LEGAL RESERVE CO	246,638
	HEALTHCARE TRUST OF AMERICA HOLDINGS LP	194,994
	HEALTHPEAK PROPERTIES INC	251,642
	HELIOS LEASING I LLC	341,865
	HEWLETT PACKARD ENTERPRISE CO	701,060
	HEXCEL CORP	361,615
	HONEYWELL INTERNATIONAL INC	93,349
	HSBC HOLDINGS PLC	2,928,761
	HUNTINGTON NATIONAL BANK/THE	403,700
	INTEL CORP	778,917
	INTERNATIONAL BUSINESS MACHINES CORP	190,001
	JACKSON NATIONAL LIFE GLOBAL FUNDING	228,959
	JOHN DEERE CAPITAL CORP	197,608
	JOHNS HOPKINS HEALTH SYSTEM CORP/THE	276,203
(a)	JPMORGAN CHASE & CO	3,792,285
	KAISER FOUNDATION HOSPITALS	727,950
	KENTUCKY UTILITIES CO	893,224
	KEYBANK NA/CLEVELAND OH	574,468
	KEYCORP	665,662
	KIMCO REALTY CORP	298,071
	KLA CORP	96,843
	LAM RESEARCH CORP	646,286
	LELAND STANFORD JUNIOR UNI BOARD OF TRUSTEES	242,219
	LELAND STANFORD JUNIOR UNIVERSITY/THE	273,097
	LOWE'S COS INC	68,679
	M&T BANK CORP	192,028
	MAGELLAN MIDSTREAM PARTNERS LP	543,792
	MANUFACTURERS & TRADERS TRUST CO	322,542
	MARATHON PETROLEUM CORP	585,227
	MARSH & MCLENNAN COS INC	1,157,903
	MARTIN MARIETTA MATERIALS INC	203,838
	MASSACHUSETTS INSTITUTE OF TECHNOLOGY	380,135
	MASSMUTUAL GLOBAL FUNDING II	1,696,035
	MASTERCARD INC	172,438
	MAXIM INTEGRATED PRODUCTS INC	409,253
	MCCORMICK & CO INC/MD	1,263,787
	MCDONALD'S CORP	977,832
	METROPOLITAN LIFE GLOBAL FUNDING I	192,326
	MICROCHIP TECHNOLOGY INC	546,247
	MID-AMERICA APARTMENTS LP	299,734
	MITSUBISHI UFJ FINANCIAL GROUP INC	2,589,248
	MONDELEZ INTERNATIONAL HOLDINGS NETHERLANDS BV	614,792
	MONDELEZ INTERNATIONAL INC	107,035
	MONONGAHELA POWER CO	467,012
	MORGAN STANLEY	3,322,253
	MPLX LP	444,521

MSN 41079 AND 41084 LTD	569,509
NATIONAL RETAIL PROPERTIES INC	175,249
NEW YORK AND PRESBYTERIAN HOSPITAL/THE	253,183
NEW YORK HOSPITAL FOR SPECIAL SURGERY	90,714
NEW YORK LIFE GLOBAL FUNDING	1,176,990
NEXTERA ENERGY CAPITAL HOLDINGS INC	1,109,997
NIKE INC	241,892
NORFOLK SOUTHERN CORP	113,300
NORTHROP GRUMMAN CORP	459,632
NOVARTIS CAPITAL CORP	429,860
NUTRIEN LTD	298,799
OCCIDENTAL PETROLEUM CORP	175,222
ONCOR ELECTRIC DELIVERY CO LLC	472,904
ORACLE CORP	3,070,213
ORLANDO HEALTH OBLIGATED GROUP	393,370
OTIS WORLDWIDE CORP	781,929
PACCAR FINANCIAL CORP	249,050
PACIFIC LIFE GLOBAL FUNDING II	130,523
PACIFICORP	482,760
PACKAGING CORP OF AMERICA	658,291
PARKER-HANNIFIN CORP	1,107,659
PAYPAL HOLDINGS INC	92,254
PEACEHEALTH OBLIGATED GROUP	81,795
PERNOD RICARD INTERNATIONAL FINANCE LLC	228,504
PHILLIPS 66	846,997
PHOENIX 2012 LLC	689,449
PNC BANK NA	644,741
PPG INDUSTRIES INC	664,139
PROVIDENCE ST JOSEPH HEALTH OBLIGATED GROUP	790,301
PUBLIC SERVICE CO OF NEW HAMPSHIRE	445,093
PUBLIC SERVICE ELECTRIC AND GAS CO	1,460,378
RAYTHEON TECHNOLOGIES CORP	213,199
REALTY INCOME CORP	629,647
REGIONS FINANCIAL CORP	667,662
RELX CAPITAL INC	572,294
RIMON LLC	970,270
ROCHESTER GAS AND ELECTRIC CORP	398,924
ROGERS COMMUNICATIONS INC	498,824
ROLLS-ROYCE PLC	274,118
ROPER TECHNOLOGIES INC	1,245,955
ROYAL BANK OF CANADA	2,834,178
RYDER SYSTEM INC	463,333
SCHLUMBERGER FINANCE CANADA LTD	301,692
SCHLUMBERGER INVESTMENT SA	869,434
SHELL INTERNATIONAL FINANCE BV	1,938,947
SHERWIN-WILLIAMS CO/THE	389,984
SIEMENS FINANCIERINGSMAATSCHAPPIJ NV	359,616
SIMON PROPERTY GROUP LP	179,429
SOUTHERN CALIFORNIA EDISON CO	827,166
SOUTHWESTERN PUBLIC SERVICE CO	167,489
STANFORD HEALTH CARE	178,463
STANLEY BLACK & DECKER INC	457,477
STARBUCKS CORP	237,560
STATE STREET CORP	988,965
SUMITOMO MITSUI FINANCIAL GROUP INC	1,224,779
SUTTER HEALTH	504,172
TAGUA LEASING LLC	728,342
TARGET CORP	139,777

TEVA PHARMACEUTICAL FINANCE NETHERLANDS III BV	231,674
THERMO FISHER SCIENTIFIC INC	253,600
TORONTO-DOMINION BANK/THE	2,544,260
TOTAL CAPITAL INTERNATIONAL SA	578,195
TOYOTA MOTOR CORP	1,041,580
TOYOTA MOTOR CREDIT CORP	586,972
TRANE TECHNOLOGIES LUXEMBOURG FINANCE SA	875,815
TRANS-ALLEGHENY INTERSTATE LINE CO	219,088
TRUIST BANK	1,303,553
TRUIST FINANCIAL CORP	761,846
TSMC GLOBAL LTD	786,521
TYCO ELECTRONICS GROUP SA	353,124
UBS AG/LONDON	204,239
UBS GROUP AG	841,182
UNION ELECTRIC CO	254,330
UNION PACIFIC CORP	1,220,164
UNITED PARCEL SERVICE INC	547,871
UNITEDHEALTH GROUP INC	591,323
US BANK NA/CINCINNATI OH	885,885
USAA CAPITAL CORP	154,238
VENTAS REALTY LP	298,034
VERIZON COMMUNICATIONS INC	488,555
VIRGINIA ELECTRIC AND POWER CO	253,216
VODAFONE GROUP PLC	494,314
VOLKSWAGEN GROUP OF AMERICA FINANCE LLC	423,877
VORNADO REALTY LP	144,578
WALT DISNEY CO/THE	1,183,072
WASTE MANAGEMENT INC	167,580
WELLTOWER INC	1,128,243
WESTPAC BANKING CORP	573,084
WESTROCK RKT LLC	698,959
WRKCO INC	130,284
XCEL ENERGY INC	684,990
YALE UNIVERSITY	1,099,680
TOTAL CORPORATE DEBT SECURITIES	$182,541,014

GOVERNMENT BONDS
ABILENE INDEPENDENT SCHOOL DISTRICT	$577,894
ANTELOPE VALLEY COMMUNITY COLLEGE DISTRICT	579,406
BOERNE SCHOOL DISTRICT	1,265,381
CHIPPEWA VALLEY SCHOOLS	441,454
CITY & COUNTY OF HONOLULU HI	526,305
CITY OF CHESAPEAKE VA	485,614
CITY OF HOUSTON TX	292,937
CITY OF SAN ANTONIO TX	496,911
CLACKAMAS & WASHINGTON COUNTIES SCHOOL DIST NO 3	816,139
CLEVELAND CLINIC HEALTH SYSTEM	886,510
COAST COMMUNITY COLLEGE DISTRICT	481,426
COMMONWEALTH OF MASSACHUSETTS	650,600
COUNTY OF BROWARD FL AIRPORT SYSTEM REVENUE	722,970
COUNTY OF MONTGOMERY MD	510,697
COUNTY OF NORTHAMPTON PA	480,830
CURATORS OF THE UNIVERSITY OF MISSOURI/THE	499,459
DEKALB KANE LASALLE COUNTIES COMM COLLEGE DIST 523	244,446
DENVER DEDICATED TAX	646,549
EQUINOR ASA	666,710
FLORIDA WATER POLLUTION CONTROL FINANCING CORP	934,224
HONOLULU CITY & COUNTY BOARD OF WATER SUPPLY	225,518
HOUSTON TX UTILITY SYS REVENUE	303,423

INDIANA UNIVERSITY	798,841
JOBSOHIO BEVERAGE SYSTEM	180,316
KELLER INDEPENDENT SCHOOL DISTRICT/TX	567,315
LAKOTA LOCAL SCHOOL DISTRICT/BUTLER COUNTY	375,493
LINN COUNTY COMMUNITY SCHOOL DISTRICT NO 9 LEBANON	1,649,179
LOS ANGELES COMMUNITY COLLEGE DISTRICT/CA	844,868
MASSACHUSETTS SCHOOL BUILDING AUTHORITY	580,624
MASSACHUSETTS WATER RESOURCES AUTHORITY	489,309
MD COMM DEV ADMIN HOUSING REV	214,864
MISSOURI HIGHER ED LN AUTH	802,975
MOUNTAIN VIEW-WHISMAN SCHOOL DISTRICT	554,571
NEW YORK STATE DORMITORY AUTHORITY	332,468
NEW YORK STATE URBAN DEVELOPMENT CORP	879,876
NYC TRANSITIONAL FINANCE AUTH FUTURE TAX SEC REV	549,726
OHLONE COMMUNITY COLLEGE DISTRICT	510,125
PETROLEOS MEXICANOS	2,903,995
SAN JOSE REDEVELOPMENT AGENCY SUCCESSOR AGENCY	412,595
SANTA ANA COMMUNITY REDEVELOPMENT AGENCY	1,158,618
SOUTH DAKOTA STATE BUILDING AUTHORITY	577,253
STATE OF CALIFORNIA	1,096,628
STATE OF HAWAII	1,127,777
STATE OF LOUISIANA GASOLINE & FUELS TAX REVENUE	776,445
STATE OF NEW YORK	1,864,336
STATE OF OHIO	778,207
STATE OF OREGON	1,075,394
STATE OF OREGON DEPARTMENT OF TRANSPORTATION	254,422
STATE OF TEXAS	1,590,500
STATE OF UTAH	871,986
STATE OF WASHINGTON	848,711
STATE OF WISCONSIN	1,436,082
TEXAS TECH UNIVERSITY SYSTEM	384,091
TEXAS TRANSPORTATION COMMISSION STATE HIGHWAY FUND	455,870
TRINITY HEALTH	685,968
TWIN FALLS COUNTY SCHOOL DIST NO 411 TWIN FALLS	623,517
UNITED STATES TREASURY NOTE/BOND	132,643,736
UNIVERSITY OF CALIFORNIA	526,448
UNIVERSITY OF MICHIGAN	448,149
UNIVERSITY OF PENNSYLVANIA	343,534
WASHINGTON & CLACKAMAS SCHOOL	568,327
WISCONSIN ST GEN FUND APPROP	576,307
TOTAL GOVERNMENT BONDS	$176,094,852

MORTGAGE BACKED SECURITIES
ALLY AUTO RECEIVABLES TRUST 2018-3	$217,599
ALLY AUTO RECEIVABLES TRUST 2019-3	259,316
AMERICAN EXPRESS CREDIT ACCOUNT MASTER TRUST	2,316,750
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2018-2	408,250
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2019-3	376,055
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2020-2	623,362
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2020-3	887,199
ARI FLEET LEASE TRUST 2018-B	305,514
BA CREDIT CARD TRUST	1,446,482
BMW VEHICLE OWNER TRUST 2020-A	652,826
BRAZOS HIGHER EDUCATION AUTHORITY INC	672,542
CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2019-2	590,921
CARMAX AUTO OWNER TRUST	1,153,619
CARMAX AUTO OWNER TRUST 2019-4	781,949
CARMAX AUTO OWNER TRUST 2020-1	718,693
CARMAX AUTO OWNER TRUST 2020-2	826,427

CARMAX AUTO OWNER TRUST 2020-4	938,597
CHESAPEAKE FUNDING II LLC	1,429,704
CITIGROUP COMMERCIAL MORTGAGE TRUST 2013-GC11	510,804
CITIGROUP COMMERCIAL MORTGAGE TRUST 2014-GC21	964,601
CNH EQUIPMENT TRUST 2017-B	211,493
CNH EQUIPMENT TRUST 2018-B	606,074
COMM 2012-CCRE5 MORTGAGE TRUST	2,072,141
COMM 2013-CCRE10 MORTGAGE TRUST	517,130
COMM 2013-CCRE6 MORTGAGE TRUST	1,039,373
COMM 2013-CCRE7 MORTGAGE TRUST	322,198
COMM 2013-LC6 MORTGAGE TRUST	835,660
COMM 2014-CCRE17 MORTGAGE TRUST	1,492,965
COMM 2014-CR14 MORTGAGE TRUST	1,741,353
DBUBS 2011-LC2 MORTGAGE TRUST	786,692
DELL EQUIPMENT FINANCE TRUST 2018-1	81,249
DELL EQUIPMENT FINANCE TRUST 2019-2	508,831
DELL EQUIPMENT FINANCE TRUST 2020-1	728,815
DELL EQUIPMENT FINANCE TRUST 2020-2	732,592
ECMC GROUP STUDENT LOAN TRUST 2018-2	895,040
EDLINC STUDENT LOAN FUNDING TRUST 2012-1	237,363
EDSOUTH INDENTURE NO 2 LLC	283,814
EDU FUND OF SOUTH	583,229
ENTERPRISE FLEET FINANCING 2018-2 LLC	301,860
ENTERPRISE FLEET FINANCING 2019-3 LLC	380,588
ENTERPRISE FLEET FINANCING 2020-2 LLC	747,155
FANNIE MAE OR FREDDIE MAC	39,239,128
FANNIE MAE POOL	83,567,708
FANNIE MAE-ACES	316,614
FORD CREDIT AUTO LEASE TRUST 2020-A	1,455,444
FORD CREDIT AUTO LEASE TRUST 2020-B	733,300
FORD CREDIT AUTO OWNER TR	411,377
FORD CREDIT AUTO OWNER TRUST	1,994,868
FORD CREDIT AUTO OWNER TRUST 2018-REV2	2,008,077
FORD CREDIT AUTO OWNER TRUST 2019-C	734,644
FORD CREDIT AUTO OWNER TRUST 2020-A	860,751
FORD CREDIT AUTO OWNER TRUST 2020-B	1,316,143
FORD CREDIT AUTO OWNER TRUST 2020-C	1,139,454
FORD CREDIT AUTO OWNER TRUST 2020-REV1	1,408,549
FREDDIE MAC GOLD POOL	22,589,725
FREDDIE MAC MULTIFAM STRUCT PT CERT	155,613
FREDDIE MAC MULTIFAMILY STRUCTURED PT CERTIFICATES	2,703,404
FREDDIE MAC NON GOLD POOL	5,626,932
FREDDIE MAC POOL	12,689,273
GINNIE MAE II POOL	16,455
GM FIN CONSUMER AUTO RECV TR 2017-3A	87,339
GM FIN CONSUMER AUTO RECV TR 2018-2	325,520
GM FINANCIAL AUTOMOBILE LEASING TRUST 2020-2	790,493
GM FINANCIAL AUTOMOBILE LEASING TRUST 2020-3	802,099
GM FINANCIAL CONSUMER AUTO REC TRUST 2020-3	1,205,045
GM FINANCIAL CONSUMER AUTOMOBILE REC TRUST 2018-3	534,843
GM FINANCIAL CONSUMER AUTOMOBILE REC TRUST 2020-1	465,204
GM FINANCIAL CONSUMER AUTOMOBILE RECEIVABLES TRUST	417,761
GNMA	4,251,924
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION	1,593,321
GS MORTGAGE SECURITIES TRUST 2011-GC5	975,640
GS MORTGAGE SECURITIES TRUST 2013-GC13	499,118
GS MORTGAGE SECURITIES TRUST 2013-GC16	1,772,602
GS MORTGAGE SECURITIES TRUST 2014-GC26	1,881,686

	HARLEY-DAVIDSON MOTORCYCLE TRUST 2020-A	808,212
	HONDA AUTO RECEIVABLES 2018-2 OWNER TRUST	297,988
	HONDA AUTO RECEIVABLES 2019-4 OWNER TRUST	561,555
	HONDA AUTO RECEIVABLES 2020-2 OWNER TRUST	654,330
	HONDA AUTO RECEIVABLES 2020-3 OWNER TRUST	766,396
	HYUNDAI AUTO LEASE SECURITIZATION TRUST 2020-A	671,277
	HYUNDAI AUTO LEASE SECURITIZATION TRUST 2020-B	1,344,909
	HYUNDAI AUTO RECEIVABLES TRUST 2018-A	94,908
	HYUNDAI AUTO RECEIVABLES TRUST 2020-A	1,076,977
	HYUNDAI AUTO RECEIVABLES TRUST 2020-B	979,299
	JOHN DEERE OWNER TRUST 2018-B	520,374
	JOHN DEERE OWNER TRUST 2020	557,169
	JOHN DEERE OWNER TRUST 2020-B	526,807
(a)	JPMBB COMMERCIAL MORTGAGE SEC TRUST 2014-C26	595,270
(a)	JPMBB COMML MTG SEC TR	365,432
(a)	JPMORGAN CHASE COMML MTG SEC TR	2,219,042
(a)	JPMORGAN COMM MTG SEC TR	631,368
	MERCEDES-BENZ AUTO LEASE TRUST 2019-B	719,726
	MERCEDES-BENZ AUTO LEASE TRUST 2020-A	517,542
	MERCEDES-BENZ AUTO LEASE TRUST 2020-B	756,725
	MERCEDES-BENZ AUTO RECEIVABLES TRUST 2018-1	495,055
	MERCEDES-BENZ AUTO RECEIVABLES TRUST 2020-1	824,441
	MISSOURI HIGHER ED LN AUTH	634,613
	MMAF EQUIPMENT FINANCE LLC 2017-A	769,445
	MMAF EQUIPMENT FINANCE LLC 2017-B	1,103,278
	MMAF EQUIPMENT FINANCE LLC 2018-A	931,972
	MMAF EQUIPMENT FINANCE LLC 2019-A	558,359
	MMAF EQUIPMENT FINANCE LLC 2019-B	788,234
	MMAF EQUIPMENT FINANCE LLC 2020-B	660,522
	MO STATE HIGHER ED STD ASST	378,606
	MORGAN STANLEY BAML TRUST	1,453,958
	MORGAN STANLEY BAML TRUST 2014 C19	801,877
	MORGAN STANLEY BAML TRUST 2014-C16	1,760,817
	MORGAN STANLEY CAPITAL I TRUST 2011-C3	1,243,049
	NAVIENT STUDENT LOAN TRUST 2016-6	629,014
	NISSAN AUTO LEASE TRUST 2020-A	1,051,489
	NISSAN AUTO LEASE TRUST 2020-B	846,375
	NISSAN AUTO RECEIVABLES 2018-B OWNER TRUST	595,772
	NISSAN AUTO RECEIVABLES 2019-C OWNER TRUST	811,896
	NISSAN AUTO RECEIVABLES 2020-A OWNER TRUST	794,941
	NISSAN AUTO RECEIVABLES 2020-B OWNER TRUST	617,693
	NORTH CAROLINA STATE EDUCATION ASSISTANCE AUTH	867,619
	PHEAA STUDENT LOAN TRUST 2014-2	1,023,624
	SANTANDER RETAIL AUTO LEASE TRUST 2019-C	667,541
	SANTANDER RETAIL AUTO LEASE TRUST 2020-A	966,360
	SANTANDER RETAIL AUTO LEASE TRUST 2020-B	903,084
	SBA SMALL BUSINESS INVESTMENT COS	13,462,236
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2018-2	340,422
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2018-3	257,781
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-1	868,212
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-2	997,317
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-3	635,563
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2020-2	2,602,204
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2020-3	9,192,813
	SLCC STUDENT LOAN TRUST I	250,602
	STUDENT LOAN CORP	582,465
	TOWD POINT MORTGAGE TRUST 2015-6	322,955

TOWD POINT MORTGAGE TRUST 2016-1	224,241
TOWD POINT MORTGAGE TRUST 2016-3	203,855
TOWD POINT MORTGAGE TRUST 2016-4	119,831
TOWD POINT MORTGAGE TRUST 2017-1	296,316
TOWD POINT MORTGAGE TRUST 2017-5	44,902
TOWD POINT MORTGAGE TRUST 2017-6	575,561
TOWD POINT MORTGAGE TRUST 2018-2	1,474,137
TOWD POINT MORTGAGE TRUST 2018-3	1,109,177
TOWD POINT MORTGAGE TRUST 2019-4	1,582,877
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2019-1	886,717
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2020-1	1,544,868
TOYOTA AUTO RECEIVABLES 2019-D OWNER TRUST	571,645
TOYOTA AUTO RECEIVABLES 2020-A OWNER TRUST	857,222
TOYOTA AUTO RECEIVABLES 2020-B OWNER TRUST	590,739
TOYOTA AUTO RECEIVABLES 2020-C OWNER TRUST	735,556
UBS-BARCLAYS COMMERCIAL MORTGAGE TRUST 2012-C4	935,043
UNITED STATES SMALL BUSINESS ADMINISTRATION	3,298,088
UTAH STATE BOARD OF REGENTS	1,458,028
VERIZON OWNER TRUST 2018-A	685,035
VERIZON OWNER TRUST 2019-A	1,703,887
VERIZON OWNER TRUST 2019-B	1,020,506
VERIZON OWNER TRUST 2019-C	740,984
VERIZON OWNER TRUST 2020-A	1,367,804
VERIZON OWNER TRUST 2020-B	1,008,702
VERIZON OWNER TRUST 2020-C	906,784
VERMONT STD ASST CORP	1,029,862
VOLKSWAGEN AUTO LEASE TRUST 2019-A	375,727
VOLKSWAGEN AUTO LEASE TRUST 2020-A	951,252
VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2018-1	491,215
VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2020-1	737,983
VOLVO FINANCIAL EQUIPMENT LLC	926,528
WFRBS COMMERCIAL MORTGAGE TRUST 2012-C10	654,138
WFRBS COMMERCIAL MORTGAGE TRUST 2013-C11	1,748,562
WFRBS COMMERCIAL MORTGAGE TRUST 2013-C17	2,169,780
WFRBS COMMERCIAL MORTGAGE TRUST 2014-C20	1,384,483
WHEELS SPV 2 LLC	255,984
WORLD OMNI AUTO RECEIVABLES TRUST	1,298,193
WORLD OMNI AUTO RECEIVABLES TRUST 2018-B	298,122
WORLD OMNI AUTO RECEIVABLES TRUST 2019-A	607,328
WORLD OMNI AUTO RECEIVABLES TRUST 2019-C	888,191
WORLD OMNI AUTO RECEIVABLES TRUST 2020-A	1,103,224
WORLD OMNI AUTO RECEIVABLES TRUST 2020-C	853,133
WORLD OMNI AUTOMOBILE LEASE SEC TRUST 2018-B	460,546
WORLD OMNI AUTOMOBILE LEASE SEC TRUST 2020-B	511,387
WORLD OMNI SELECT AUTO TRUST 2019-A	945,614
TOTAL MORTGAGE BACKED SECURITIES	$333,748,153

Net Assets Pending Settlement	$(39,425,840)

SUBTOTAL STABLE VALUE FUND	$710,330,103

TOTAL - INVESTMENT CONTRACTS	$710,330,103
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	$(28,541,140)
TOTAL - INVESTMENT CONTRACTS AT CONTRACT VALUE	$681,788,963

AEP RETIREMENT SAVINGS 401(K) PLAN
PLAN #002 EIN #13-4922641
SCHEDULE OF ASSETS (HELD AT END OF YEAR (continued)
DECEMBER 31, 2020

	Identity of Issuer, Borrower, Lessor or Similar Party	Current Value

	CASH EQUIVALENTS
	CASH EQUIVALENTS	$4,659,795
	TOTAL CASH EQUIVALENTS	$4,659,795

	COMMON / COLLECTIVE TRUSTS
	EB DL NON SL EMERGING MARKETS STOCK INDEX FUND	$50,660,881
	EB DAILY LIQUIDITY NON SL AGGREGATE BOND INDEX FUND	575,341,739
	EB DAILY LIQUIDITY NON SL INTERNATIONAL STOCK INDEX FUND	660,031,838
	EB DAILY LIQUIDITY NON SL SMALL CAP STOCK	210,808,132
	EB DAILY LIQUIDITY NON SL STOCK INDEX FUND	1,109,531,125
	EB DAILY LIQUIDITY MID CAP STOCK INDEX FUND	401,692,712
	EB DL NON SL TREASURY INFLATION PROTECTED SECURITIES FUND	26,571,999
(a)	JPMCB STRATEGIC PROPERTY FUND	65,129,429
(a)	JPMCB LIQUIDITY FUND	21,682,463
	METWEST TOTAL RETURNED BOND FUND C CLASS SHARES	67,993,031
	COLUMBIA TRUST FOCUSED LARGE CAP GROWTH FUND	246,556,207
	TOTAL COMMON / COLLECTIVE TRUSTS	$3,435,999,556

	AEP STOCK
(a)	AMERICAN ELECTRIC POWER COMPANY, INC. COMMON STOCK $6.50 PAR VALUE	$323,077,524
	TOTAL AEP STOCK	$323,077,524

	CORPORATE STOCKS
	2U INC COMMON STOCK USD 0.001	$2,090,723
	8X8 INC COMMON STOCK USD 0.001	1,045,992
	AARON'S CO INC/THE COMMON STOCK USD 0.5	137,763
	ABIOMED INC COMMON STOCK USD 0.01	4,076,815
	ABM INDUSTRIES INC COMMON STOCK USD 0.01	2,327,917
	ACCO BRANDS CORP COMMON STOCK USD 0.01	195,609
	ACTIVISION BLIZZARD INC COMMON STOCK USD 0.000001	540,294
	ACUITY BRANDS INC COMMON STOCK USD 0.01	284,198
	ADOBE INC COMMON STOCK USD 0.0001	6,305,513
	ADTALEM GLOBAL EDUCATION INC COMMON STOCK USD 0.01	986,689
	ADYEN NV ADR USD	4,942,435
	AECOM COMMON STOCK USD 0.01	445,830
	AEGION CORP COMMON STOCK EUR 0.01	177,177
	AERCAP HOLDINGS NV COMMON STOCK USD 0.01	354,476
	AES CORP/THE COMMON STOCK USD 0.01	319,718
	AGCO CORP COMMON STOCK USD 0.01	303,806
	AGIOS PHARMACEUTICALS INC COMMON STOCK USD 0.001	597,044
	AGNC INVESTMENT CORP REIT USD 0.01	228,757
	AIRBNB INC COMMON STOCK USD 0.0001	166,912
	AKAMAI TECHNOLOGIES INC COMMON STOCK USD 0.01	1,212,844
	ALASKA AIR GROUP INC COMMON STOCK USD 0.01	218,920
	ALLAKOS INC COMMON STOCK USD 0.001	515,200
	ALLEGHANY CORP COMMON STOCK USD 1	2,511,954
	ALLIANCE DATA SYSTEMS CORP COMMON STOCK USD 0.01	242,529
	ALLISON TRANSMISSION HOLDINGS INC COMMON STOCK USD	297,856
	ALLY FINANCIAL INC COMMON STOCK USD 0.1	1,423,476
	ALPHABET INC COMMON STOCK USD 0.001	13,120,712
	ALTICE USA INC COMMON STOCK USD 0.01	797,239
	AMAZON.COM INC COMMON STOCK USD 0.01	16,108,776
	AMDOCS LTD	197,170
	AMERICAN FINANCIAL GROUP INC/OH COMMON STOCK USD 0	302,815
	AMERICAN TOWER CORP REIT USD 0.01	2,263,470
	AMERICOLD REALTY TRUST	135,407

AMERIPRISE FINANCIAL INC COMMON STOCK USD 0.01	401,874
AMERISOURCEBERGEN CORP COMMON STOCK USD 0.01	478,144
AMGEN INC COMMON STOCK USD 0.0001	441,216
AMN HEALTHCARE SERVICES INC COMMON STOCK USD 0.01	1,068,863
AMPHENOL CORP COMMON STOCK USD 0.001	1,205,883
ANAPLAN INC COMMON STOCK USD 0.0001	3,338,079
ANTHEM INC COMMON STOCK USD 0.01	1,805,810
APACHE CORP COMMON STOCK EUR 0.625	339,482
APPLE INC COMMON STOCK USD 0.00001	12,711,702
APPLIED MATERIALS INC COMMON STOCK USD 0.01	2,361,427
APTIV PLC COMMON STOCK USD 0.01	1,574,424
ARCH CAPITAL GROUP LTD COMMON STOCK USD 0.01	493,257
ARCHER-DANIELS-MIDLAND CO COMMON STOCK USD 0	117,304
ARES COMMERCIAL REAL ESTATE CORP REIT USD 0.01	90,968
ARGO GROUP INTERNATIONAL HOLDINGS LTD COMMON STOCK	366,250
ARROW ELECTRONICS INC COMMON STOCK USD 1	299,198
ARVINAS INC COMMON STOCK USD 0.001	252,242
ASGN INC COMMON STOCK USD 0.01	610,771
ASHLAND GLOBAL HOLDINGS INC COMMON STOCK USD 0	671,299
ASSURANT INC COMMON STOCK USD 0.01	702,487
ASSURED GUARANTY LTD COMMON STOCK USD 0.01	325,197
ASTRAZENECA PLC ADR USD	3,261,848
ATLANTIC UNION BANKSHARES CORP COMMON STOCK USD	183,015
ATLASSIAN CORP PLC COMMON STOCK USD 0.1	1,909,081
AUTOLIV INC COMMON STOCK USD 1	301,443
AUTOZONE INC COMMON STOCK USD 0.01	512,110
AVALONBAY COMMUNITIES INC REIT USD 0.01	409,263
AVANTOR INC COMMON STOCK USD 0.01	416,113
AXIS CAPITAL HOLDINGS LTD COMMON STOCK USD 0.0125	1,234,581
AXOGEN INC COMMON STOCK USD 0.01	1,031,344
BANCFIRST CORP COMMON STOCK USD 1	100,553
BANCORPSOUTH BANK COMMON STOCK USD 2.5	155,667
BANK OF AMERICA CORP COMMON STOCK USD 0.01	3,109,897
BANK OF NEW YORK MELLON CORP/THE COMMON STOCK USD	401,398
BANK OZK COMMON STOCK USD	681,186
BANKUNITED INC COMMON STOCK USD 0.01	250,242
BELDEN INC COMMON STOCK USD 0.01	1,704,809
BERKSHIRE HATHAWAY INC COMMON STOCK USD 0.0033	1,808,586
BERRY GLOBAL GROUP INC COMMON STOCK USD 0.01	129,574
BEST BUY CO INC COMMON STOCK USD 0.1	469,491
BILL.COM HOLDINGS INC COMMON STOCK USD 0.00001	3,150,693
BIO-TECHNE CORP COMMON STOCK USD 0.01	5,411,687
BIOTELEMETRY INC COMMON STOCK USD 0.001	2,594,952
BJ'S WHOLESALE CLUB HOLDINGS INC COMMON STOCK USD	479,980
BLACKSTONE GROUP INC/THE COMMON STOCK USD 0	1,380,453
BLACKSTONE MORTGAGE TRUST INC REIT USD 0.01	162,904
BLOOMIN' BRANDS INC COMMON STOCK USD 0.01	153,340
BMC STOCK HOLDINGS INC COMMON STOCK EUR 0.01	258,362
BOOKING HOLDINGS INC COMMON STOCK USD 0.008	1,781,816
BOOZ ALLEN HAMILTON HOLDING CORP COMMON STOCK USD	1,366,895
BORGWARNER INC COMMON STOCK USD 0.01	275,387
BP PLC ADR USD	153,982
BRUNSWICK CORP/DE COMMON STOCK USD 0.75	516,907
BWX TECHNOLOGIES INC COMMON STOCK USD 0.01	276,625
CABOT CORP COMMON STOCK USD 1	136,974
CABOT OIL & GAS CORP COMMON STOCK USD 0.1	1,473,340
CADENCE DESIGN SYSTEMS INC COMMON STOCK USD 0.01	1,280,259
CALLAWAY GOLF CO COMMON STOCK USD 0.01	27,203
CAMPBELL SOUP CO COMMON STOCK USD 0.0375	457,004
CAPITAL ONE FINANCIAL CORP COMMON STOCK USD 0.01	2,471,250
CARDINAL HEALTH INC COMMON STOCK USD 0	447,716
CARGURUS INC COMMON STOCK USD 0.001	558,734

CARLISLE COS INC COMMON STOCK USD 1	643,618
CARLYLE GROUP INC/THE COMMON STOCK USD 1	1,821,665
CARTER'S INC COMMON STOCK USD 0.01	761,873
CATHAY GENERAL BANCORP COMMON STOCK USD 0.01	104,038
CDK GLOBAL INC COMMON STOCK USD 0.01	238,055
CDW CORP/DE COMMON STOCK USD 0.01	1,194,940
CELANESE CORP COMMON STOCK USD 0.0001	120,195
CENOVUS ENERGY INC COMMON STOCK CAD 0	147,467
CENTERPOINT ENERGY INC COMMON STOCK USD 0.01	432,259
CENTURYLINK INC COMMON STOCK USD 1	241,108
CH ROBINSON WORLDWIDE INC COMMON STOCK USD 0.1	1,281,397
CHAMPIONX CORP COMMON STOCK USD 0.01	632,227
CHANGE HEALTHCARE INC COMMON STOCK USD 0.001	635,965
CHANNELADVISOR CORP COMMON STOCK USD 0.001	439,897
CHENIERE ENERGY INC COMMON STOCK USD 0.003	312,756
CHEVRON CORP COMMON STOCK USD 0.75	148,041
CHIPOTLE MEXICAN GRILL INC COMMON STOCK USD 0.01	2,455,863
CHUBB LTD COMMON STOCK USD 24.15	1,098,370
CIGNA CORP COMMON STOCK USD 0.01	2,664,704
CIMPRESS PLC COMMON STOCK USD 0.01	972,598
CITIGROUP INC	2,882,975
CITIZENS FINANCIAL GROUP INC COMMON STOCK USD 0.01	400,762
CLEAN HARBORS INC COMMON STOCK USD 0.01	1,926,243
CLEARWATER PAPER CORP COMMON STOCK USD 0.0001	167,799
COHERENT INC COMMON STOCK USD 0.01	204,627
COLFAX CORP COMMON STOCK USD 0.001	584,116
COLUMBIA BANKING SYSTEM INC COMMON STOCK USD 0	174,187
COMCAST CORP COMMON STOCK USD 0.01	2,171,980
COMMSCOPE HOLDING CO INC COMMON STOCK USD 0.01	187,252
CONAGRA BRANDS INC	1,584,562
CONCENTRIX CORP COMMON STOCK USD	499,817
CONDUENT INC COMMON STOCK USD 0.01	155,246
CONOCOPHILLIPS COMMON STOCK USD 0.01	152,802
COOPER COS INC/THE COMMON STOCK USD 0.1	1,254,907
CORNING INC COMMON STOCK USD 0.5	1,175,148
CORPORATE OFFICE PROPERTIES TRUST REIT USD 0.01	507,571
COSTCO WHOLESALE CORP COMMON STOCK USD 0.005	4,108,032
COUPA SOFTWARE INC COMMON STOCK USD 0.0001	2,323,906
COUSINS PROPERTIES INC REIT USD 1	446,836
COVANTA HOLDING CORP COMMON STOCK USD 0.1	126,380
CRANE CO COMMON STOCK USD 1	309,397
CROCS INC COMMON STOCK USD 0.001	471,892
CROWN HOLDINGS INC COMMON STOCK USD 5	117,535
CUMMINS INC COMMON STOCK USD 2.5	291,369
CURTISS-WRIGHT CORP COMMON STOCK USD 1	313,680
DANA INC	1,033,135
DANAHER CORP COMMON STOCK USD 0.01	2,989,537
DAVITA INC COMMON STOCK USD 0.001	491,319
DECIPHERA PHARMACEUTICALS INC COMMON STOCK USD	819,925
DECKERS OUTDOOR CORP COMMON STOCK USD 0.01	510,468
DENTSPLY SIRONA INC COMMON STOCK USD 0.01	2,141,575
DEXCOM INC COMMON STOCK USD 0.001	1,901,470
DIAMONDBACK ENERGY INC COMMON STOCK USD 0.01	417,934
DICK'S SPORTING GOODS INC COMMON STOCK USD 0.01	491,613
DISCOVER FINANCIAL SERVICES COMMON STOCK USD 0.01	425,038
DOLBY LABORATORIES INC COMMON STOCK USD 0.001	3,717,262
DOLLAR GENERAL CORP COMMON STOCK USD 0.875	488,737
DOMINION ENERGY INC COMMON STOCK USD 0	249,288
DONNELLEY FINANCIAL SOLUTIONS INC COMMON STOCK USD	212,040
DOVER CORP COMMON STOCK USD 1	1,015,176
DR HORTON INC COMMON STOCK USD 0.01	474,928
DXC TECHNOLOGY CO COMMON STOCK USD 0.01	132,046

EAST WEST BANCORP INC COMMON STOCK USD 0.001	217,495
EASTMAN CHEMICAL CO COMMON STOCK USD 0.01	512,598
EATON CORP PLC COMMON STOCK USD 0.01	871,015
EDWARDS LIFESCIENCES CORP COMMON STOCK USD 1	3,024,731
ELANCO ANIMAL HEALTH INC COMMON STOCK USD 0	1,599,441
ELASTIC NV COMMON STOCK USD 0.01	4,986,540
ELEMENT SOLUTIONS INC COMMON STOCK USD 0.01	342,703
ELI LILLY & CO COMMON STOCK USD 0	2,556,744
EMCOR GROUP INC COMMON STOCK USD 0.01	443,947
EMERSON ELECTRIC CO COMMON STOCK USD 0.5	280,813
ENCOMPASS HEALTH CORP COMMON STOCK USD 0.01	697,280
ENERGIZER HOLDINGS INC COMMON STOCK USD 0	434,412
ENERSYS COMMON STOCK USD 0.01	928,362
ENTERGY CORP COMMON STOCK USD 0.01	731,128
ENVISTA HOLDINGS CORP COMMON STOCK USD 0.01	808,272
EOG RESOURCES INC COMMON STOCK USD 0.01	1,708,048
EPR PROPERTIES REIT USD 0.01	353,340
EQT CORP COMMON STOCK USD 0	293,957
EQUITABLE HOLDINGS INC COMMON STOCK USD 0.01	383,006
EQUITRANS MIDSTREAM CORP COMMON STOCK USD	126,686
EQUITY COMMONWEALTH REIT USD 0.01	1,549,804
ESSENT GROUP LTD COMMON STOCK USD 0.015	515,549
ESTEE LAUDER COS INC/THE COMMON STOCK USD 0.01	3,742,898
EURONET WORLDWIDE INC COMMON STOCK USD 0.02	1,782,081
EVERCORE INC COMMON STOCK USD 0.01	1,038,510
EVEREST RE GROUP LTD COMMON STOCK USD 0.01	267,097
EVERGY INC COMMON STOCK USD 0	1,000,124
EVERTEC INC COMMON STOCK USD 0.01	269,539
EXACT SCIENCES CORP COMMON STOCK USD 0.01	826,208
EXELON CORP COMMON STOCK USD 0	267,295
EXTENDED STAY AMERICA INC UNIT USD 0.01	138,459
EXXON MOBIL CORP COMMON STOCK USD 0	161,376
FACEBOOK INC COMMON STOCK USD 0.000006	8,566,571
FAIR ISAAC CORP COMMON STOCK USD 0.01	1,123,777
FARFETCH LTD COMMON STOCK USD 0.04	3,160,318
FEDERAL AGRICULTURAL MORTGAGE CORP COMMON STOCK	110,410
FIDELITY NATIONAL FINANCIAL INC COMMON STOCK USD	619,577
FIFTH THIRD BANCORP COMMON STOCK USD 0	174,028
FIREEYE INC COMMON STOCK USD 0.0001	848,400
FIRST AMERICAN FINANCIAL CORP COMMON STOCK USD	229,857
FIRST CITIZENS BANCSHARES INC/NC COMMON STOCK USD	190,814
FIRST HAWAIIAN INC COMMON STOCK USD 0.01	702,825
FIRST HORIZON CORP COMMON STOCK USD 0.625	160,314
FIRST MERCHANTS CORP COMMON STOCK USD 0	184,693
FIRST OF LONG ISLAND CORP/THE COMMON STOCK USD 0.1	50,373
FIRSTCASH INC	501,907
FISERV INC COMMON STOCK USD 0.01	1,781,909
FIVE BELOW INC COMMON STOCK USD 0.01	2,247,093
FIVERR INTERNATIONAL LTD COMMON STOCK USD	2,649,653
FLEX LTD COMMON STOCK USD 0	1,717,144
FMC CORP COMMON STOCK USD 0.1	227,358
FNB CORP/PA COMMON STOCK USD 0.01	187,967
FNFV GROUP TRACKING STK USD 0.0001	—
FOOT LOCKER INC COMMON STOCK USD 0.01	359,916
FORWARD AIR CORP COMMON STOCK USD 0.01	1,315,501
FOX FACTORY HOLDING CORP COMMON STOCK USD 0.001	548,635
FRANKLIN RESOURCES INC COMMON STOCK USD 0.1	436,868
FRESH DEL MONTE PRODUCE INC COMMON STOCK USD 0.01	301,092
FRONTDOOR INC COMMON STOCK USD 0.01	2,264,371
FTI CONSULTING INC COMMON STOCK USD 0.01	426,212
GARMIN LTD COMMON STOCK USD 0.1	501,191
GARTNER INC COMMON STOCK USD 0.0005	1,219,206

GENERAC HOLDINGS INC COMMON STOCK USD 0.01	1,934,122
GENERAL MILLS INC COMMON STOCK USD 0.1	462,697
GENERAL MOTORS CO COMMON STOCK USD 0.01	500,305
GENTEX CORP COMMON STOCK USD 0.06	665,435
GERMAN AMERICAN BANCORP INC COMMON STOCK USD 0	46,624
GLOBE LIFE INC COMMON STOCK USD 1	186,122
GOLDMAN SACHS GROUP INC/THE COMMON STOCK USD 0.01	446,197
GRACO INC COMMON STOCK USD 1	2,952,169
GRAFTECH INTERNATIONAL LTD COMMON STOCK USD 0.01	207,614
GRAND CANYON EDUCATION INC COMMON STOCK USD 0.01	592,831
GRAPHIC PACKAGING HOLDING CO COMMON STOCK USD 0.01	1,367,070
GREAT WESTERN BANCORP INC COMMON STOCK USD 0.01	117,563
GROCERY OUTLET HOLDING CORP COMMON STOCK USD 0.001	5,906,026
GUARDANT HEALTH INC COMMON STOCK USD 0.00001	550,833
GUIDEWIRE SOFTWARE INC COMMON STOCK USD 0.0001	3,961,408
HALLIBURTON CO COMMON STOCK USD 2.5	428,350
HANCOCK WHITNEY CORP COMMON STOCK USD 3.33	154,689
HANESBRANDS INC COMMON STOCK USD 0.01	2,504,057
HANOVER INSURANCE GROUP INC/THE COMMON STOCK USD	127,092
HARLEY-DAVIDSON INC COMMON STOCK USD 0.01	388,580
HARSCO CORP COMMON STOCK USD 1.25	226,710
HB FULLER CO COMMON STOCK USD 1	289,854
HEALTHEQUITY INC COMMON STOCK USD 0.0001	7,026,210
HEARTLAND EXPRESS INC COMMON STOCK USD 0.01	492,845
HELEN OF TROY LTD COMMON STOCK USD 0.1	410,385
HELMERICH & PAYNE INC COMMON STOCK USD 0.1	413,707
HENRY SCHEIN INC COMMON STOCK USD 0.01	1,986,277
HERON THERAPEUTICS INC COMMON STOCK USD 0.01	967,346
HILLENBRAND INC COMMON STOCK USD 0	187,219
HOLOGIC INC COMMON STOCK USD 0.01	1,923,659
HOME BANCSHARES INC/AR COMMON STOCK USD 0.01	145,613
HOME DEPOT INC/THE COMMON STOCK USD 0.05	3,819,616
HOWMET AEROSPACE INC COMMON STOCK USD	264,223
HUMANA INC COMMON STOCK USD 0.166	2,550,014
HUNTINGTON BANCSHARES INC/OH COMMON STOCK USD 0.01	623,092
HUNTSMAN CORP COMMON STOCK USD 0.01	146,038
ICON PLC COMMON STOCK USD 0.06	334,196
INDEPENDENT BANK GROUP INC COMMON STOCK USD 0.01	160,551
INGEVITY CORP COMMON STOCK USD 0.01	302,087
INGREDION INC COMMON STOCK USD 0.01	118,965
INSIGHT ENTERPRISES INC COMMON STOCK USD 0.01	613,209
INTEGRA LIFESCIENCES HOLDINGS CORP COMMON STOCK	506,701
INTERDIGITAL INC COMMON STOCK USD 0.01	323,060
INTERNATIONAL GAME TECHNOLOGY PLC COMMON STOCK USD	191,422
INTERNATIONAL PAPER CO COMMON STOCK USD 1	2,045,332
INTUITIVE SURGICAL INC COMMON STOCK USD 0.001	2,832,262
IRHYTHM TECHNOLOGIES INC COMMON STOCK USD 0.001	3,114,093
ITT INC COMMON STOCK USD 1	644,888
J M SMUCKER CO/THE COMMON STOCK USD 0	470,723
J2 GLOBAL INC COMMON STOCK USD 0.01	3,075,184
JACOBS ENGINEERING GROUP INC COMMON STOCK USD 1	287,001
JAWS ACQUISITION CORP COMMON STOCK USD 0.0001	1,718,009
JAZZ PHARMACEUTICALS PLC COMMON STOCK USD 0.0001	756,754
JOHN BEAN TECHNOLOGIES CORP COMMON STOCK USD 0.01	1,141,205
JOHNSON & JOHNSON COMMON STOCK USD 1	505,032
JONES LANG LASALLE INC COMMON STOCK USD 0.01	167,065
KAR AUCTION SERVICES INC COMMON STOCK USD 0.01	347,411
KBR INC COMMON STOCK USD 0.001	234,201
KENNAMETAL INC COMMON STOCK USD 1.25	542,150
KERING SA ADR USD	3,663,579
KEYCORP COMMON STOCK USD 1	593,254
KEYSIGHT TECHNOLOGIES INC COMMON STOCK USD	1,215,360

KIMBERLY-CLARK CORP COMMON STOCK USD 1.25	438,549
KIRBY CORP COMMON STOCK USD 0.1	1,401,276
KLA CORP COMMON STOCK USD 0.001	1,218,948
KODIAK SCIENCES INC COMMON STOCK USD 0.0001	1,031,161
KORN FERRY COMMON STOCK USD 0.01	142,225
KRAFT HEINZ CO/THE COMMON STOCK USD 0.01	475,812
LABORATORY CORP OF AMERICA HOLDINGS COMMON STOCK	487,706
LAKELAND FINANCIAL CORP COMMON STOCK USD 0	49,883
LAM RESEARCH CORP COMMON STOCK USD 0.001	1,096,087
LAMAR ADVERTISING CO REIT USD 0.001	477,017
LANDSTAR SYSTEM INC COMMON STOCK USD 0.01	110,825
LCI INDUSTRIES COMMON STOCK USD 0.01	380,351
LEAR CORP COMMON STOCK USD 0.01	286,254
LENNAR CORP COMMON STOCK USD 0.1	1,963,685
LIBERTY BROADBAND CORP COMMON STOCK USD 0.01	3,639,026
LINCOLN NATIONAL CORP COMMON STOCK USD 0	379,287
LITHIA MOTORS INC COMMON STOCK USD 0	1,265,212
LIVANOVA PLC COMMON STOCK USD 1	187,838
LIVERAMP HOLDINGS INC COMMON STOCK USD 0.1	6,219,393
LOGITECH INTERNATIONAL SA COMMON STOCK CHF 0.25	10,475
LOWE'S COS INC COMMON STOCK USD 0.5	526,473
LPL FINANCIAL HOLDINGS INC COMMON STOCK USD	1,615,931
LULULEMON ATHLETICA INC COMMON STOCK USD 0.005	4,561,977
LYFT INC COMMON STOCK USD 0.00001	5,739,367
LYONDELLBASELL INDUSTRIES NV COMMON STOCK USD 0.04	124,933
MAGNA INTERNATIONAL INC COMMON STOCK CAD 0	1,313,340
MARATHON OIL CORP COMMON STOCK USD 1	159,086
MARCUS CORP/THE COMMON STOCK USD 1	87,216
MARKEL CORP COMMON STOCK USD 0	359,588
MARRIOTT VACATIONS WORLDWIDE CORP COMMON STOCK USD	303,119
MARVELL TECHNOLOGY GROUP LTD COMMON STOCK 0.002	382,848
MASCO CORP COMMON STOCK USD 1	298,325
MASIMO CORP COMMON STOCK USD 0.001	437,459
MASTEC INC COMMON STOCK USD 0.1	183,813
MASTERCARD INC COMMON STOCK USD 0.0001	5,144,219
MATCH GROUP INC COMMON STOCK USD 0.001	3,826,921
MATSON INC COMMON STOCK USD 0	1,748,011
MAXIMUS INC COMMON STOCK USD 0	79,923
MCKESSON CORP COMMON STOCK USD 0.01	446,920
MEDIA GEN INC CVR	—
MEDNAX INC COMMON STOCK USD 0.01	1,046,116
MERCK & CO INC COMMON STOCK USD 0.5	2,407,540
MERIT MEDICAL SYSTEMS INC COMMON STOCK USD 0	2,211,740
MESA AIR GROUP INC COMMON STOCK USD 0	180,403
METHODE ELECTRONICS INC COMMON STOCK USD 0.5	292,689
METLIFE INC COMMON STOCK USD 0.01	404,991
MGM GROWTH PROPERTIES LLC REIT USD	483,361
MICRON TECHNOLOGY INC COMMON STOCK USD 0.1	1,265,204
MICROSOFT CORP COMMON STOCK USD 0.00000625	11,777,584
MIDDLEBY CORP/THE COMMON STOCK USD 0.01	1,326,200
MINERALS TECHNOLOGIES INC COMMON STOCK USD 0.1	117,593
MODINE MANUFACTURING CO COMMON STOCK USD 0.625	240,888
MOLINA HEALTHCARE INC COMMON STOCK USD 0.001	452,158
MOLSON COORS BEVERAGE CO COMMON STOCK USD 0.01	475,173
MOOG INC-CLASS A	244,878
MORGAN STANLEY COMMON STOCK USD 0.01	2,930,480
MOSAIC CO/THE COMMON STOCK USD 0.01	322,186
MR COOPER GROUP INC COMMON STOCK USD 0.01	346,357
MSA SAFETY INC COMMON STOCK USD 0	401,411
MURPHY USA INC COMMON STOCK USD 0.01	444,958
NATIONAL ENERGY SERVICES REUNITED CORP COMMON	94,176
NATIONAL GENERAL HOLDINGS CORP COMMON STOCK EUR	344,217

NATIONAL OILWELL VARCO INC COMMON STOCK USD 0.01	164,664
NAVIENT CORP COMMON STOCK USD 0.01	421,170
NCR CORP COMMON STOCK USD 0.01	435,098
NETFLIX INC COMMON STOCK USD 0.001	8,888,520
NEUROCRINE BIOSCIENCES INC COMMON STOCK USD 0.001	683,027
NEVRO CORP COMMON STOCK USD 0.001	4,186,597
NEW RELIC INC COMMON STOCK USD 0.001	924,167
NEW YORK COMMUNITY BANCORP INC COMMON STOCK USD	415,090
NEW YORK TIMES CO/THE COMMON STOCK USD 0.1	4,760,252
NEXSTAR MEDIA GROUP INC COMMON STOCK USD 0.01	526,733
NIKE INC COMMON STOCK USD 0	6,038,647
NMI HOLDINGS INC COMMON STOCK USD 0.01	419,138
NOMAD FOODS LTD COMMON STOCK USD 0	244,362
NORTHWESTERN CORP COMMON STOCK USD 0.01	370,677
NRG ENERGY INC COMMON STOCK USD 0.01	294,843
NUANCE COMMUNICATIONS INC COMMON STOCK USD 0.001	1,333,458
NUCOR CORP COMMON STOCK USD 0.4	120,482
NVIDIA CORP COMMON STOCK USD 0.001	9,511,351
NVR INC COMMON STOCK USD 0.01	509,983
NXP SEMICONDUCTORS NV COMMON STOCK USD	1,007,961
OCEANFIRST FINANCIAL CORP COMMON STOCK USD 0.01	175,569
OGE ENERGY CORP COMMON STOCK USD 0.01	253,829
OLD SECOND BANCORP INC COMMON STOCK USD 1	47,339
OMNICELL INC COMMON STOCK USD 0.001	994,846
ON SEMICONDUCTOR CORP COMMON STOCK USD 0.01	3,354,400
ONEMAIN HOLDINGS INC COMMON STOCK USD 0.01	621,697
ONTRAK INC COMMON STOCK USD 0.0001	543,876
ORACLE CORP COMMON STOCK USD 0.01	3,469,713
OWENS CORNING COMMON STOCK USD 0.001	329,026
OXFORD INDUSTRIES INC COMMON STOCK USD 1	155,848
PACIFIC BIOSCIENCES OF CALIFORNIA INC COMMON STOCK	5,999,818
PACKAGING CORP OF AMERICA COMMON STOCK USD 0.01	876,529
PAPA JOHN'S INTERNATIONAL INC COMMON STOCK USD	3,895,209
PARKER-HANNIFIN CORP COMMON STOCK USD 0.5	286,303
PARSLEY ENERGY INC COMMON STOCK MXN 0.01	155,788
PAYPAL HOLDINGS INC COMMON STOCK USD 0.0001	6,079,598
PDC ENERGY INC COMMON STOCK USD 0.01	62,514
PENNYMAC FINANCIAL SERVICES INC COMMON STOCK USD	138,261
PERFORMANCE FOOD GROUP CO COMMON STOCK USD 0.01	322,129
PERRIGO CO PLC COMMON STOCK USD 0.001	1,050,920
PFIZER INC COMMON STOCK USD 0.05	2,019,176
PHILIP MORRIS INTERNATIONAL INC COMMON STOCK USD 0	472,696
PHOTRONICS INC COMMON STOCK USD 0.01	268,052
PINNACLE FINANCIAL PARTNERS INC COMMON STOCK USD 1	1,208,981
PLURALSIGHT INC COMMON STOCK EUR 0.0001	1,699,080
POLARIS INC COMMON STOCK USD 0.01	631,421
PORTLAND GENERAL ELECTRIC CO COMMON STOCK USD 0	754,078
PPD INC COMMON STOCK USD 0.01	236,255
PQ GROUP HOLDINGS INC COMMON STOCK USD	219,590
PRA GROUP INC COMMON STOCK USD 0.01	208,175
PRECISION BIOSCIENCES INC COMMON STOCK USD	96,802
PRESTIGE CONSUMER HEALTHCARE INC COMMON STOCK USD	154,927
PRINCIPAL FINANCIAL GROUP INC COMMON STOCK USD	400,700
PROASSURANCE CORP COMMON STOCK USD 0.01	187,956
PROG HOLDINGS INC	1,123,728
PROOFPOINT INC COMMON STOCK USD 0.0001	1,711,946
PROSPERITY BANCSHARES INC COMMON STOCK USD 1	348,933
PROVIDENCE SVC CORP COMMON STOCK USD	510,990
PRUDENTIAL FINANCIAL INC COMMON STOCK USD 0.01	401,514
PUBLIC SERVICE ENTERPRISE GROUP INC COMMON STOCK	262,933
PULTEGROUP INC COMMON STOCK USD 0.01	499,566
QCR HOLDINGS INC COMMON STOCK USD 1	98,025

QORVO INC COMMON STOCK USD 0.0001	617,194
QTS REALTY TRUST INC REIT USD	772,131
QUANEX BUILDING PRODUCTS CORP COMMON STOCK USD	181,062
QUIDEL CORP COMMON STOCK USD 0.001	1,465,764
QURATE RETAIL INC COMMON STOCK USD 0.01	678,593
R1 RCM INC COMMON STOCK USD 0.01	279,905
RACKSPACE TECHNOLOGY INC COMMON STOCK USD 0.01	234,095
REDFIN CORP COMMON STOCK USD	2,953,080
REGIONS FINANCIAL CORP COMMON STOCK USD 0.01	628,556
REINSURANCE GROUP OF AMERICA INC COMMON STOCK USD	241,767
RELIANCE STEEL & ALUMINUM CO COMMON STOCK USD	122,385
RENAISSANCERE HOLDINGS LTD COMMON STOCK USD 1	191,356
REPUBLIC SERVICES INC COMMON STOCK USD 0.01	815,875
REVANCE THERAPEUTICS INC COMMON STOCK USD 0.001	792,131
REXNORD CORP COMMON STOCK USD 0.01	578,607
RH COMMON STOCK USD 0.0001	500,775
RINGCENTRAL INC COMMON STOCK USD 0.0001	2,604,282
RITCHIE BROS AUCTIONEERS INC COMMON STOCK CAD 0	2,942,313
ROYAL DUTCH SHELL PLC ADR USD	154,159
S&P GLOBAL INC COMMON STOCK USD 1	2,490,458
S&T BANCORP INC COMMON STOCK USD 2.5	50,624
SABRA HEALTH CARE REIT INC REIT USD 0.01	281,151
SAILPOINT TECHNOLOGIES HOLDINGS INC COMMON STOCK	3,629,637
SALESFORCE.COM INC COMMON STOCK USD 0.001	9,750,597
SALLY BEAUTY HOLDINGS INC COMMON STOCK USD 0.01	2,470,611
SANDY SPRING BANCORP INC COMMON STOCK USD 1	87,879
SCHWEITZER-MAUDUIT INTERNATIONAL INC COMMON STOCK	407,327
SCIENCE APPLICATIONS INTERNATIONAL CORP COMMON	1,046,718
SCOTTS MIRACLE-GRO CO/THE COMMON STOCK USD 0.01	517,764
SEAGATE TECHNOLOGY PLC COMMON STOCK 0.00001	1,106,499
SEALED AIR CORP COMMON STOCK USD 0.1	278,678
SENSATA TECHNOLOGIES HOLDING PLC COMMON STOCK USD	4,096,738
SERVICENOW INC COMMON STOCK USD 0.001	1,382,680
SERVISFIRST BANCSHARES INC COMMON STOCK USD 0.001	192,612
SHOPIFY INC COMMON STOCK CAD	4,688,537
SHUTTERSTOCK INC COMMON STOCK USD 0.01	1,330,537
SIGNATURE BANK/NEW YORK NY COMMON STOCK USD 0.01	582,694
SKECHERS USA INC COMMON STOCK USD 0.001	2,966,416
SL GREEN REALTY CORP REIT USD 0.01	87,336
SLM CORP COMMON STOCK USD 0.2	1,120,118
SNOWFLAKE INC COMMON STOCK USD 1	1,347,343
SOLARWINDS CORP COMMON STOCK USD 0.001	1,373,591
SONOCO PRODUCTS CO COMMON STOCK USD 0	127,151
SOTERA HEALTH CO COMMON STOCK USD 0.01	968,111
SOUTH STATE CORP COMMON STOCK USD 2.5	167,375
SOUTHERN FIRST BANCSHARES INC COMMON STOCK USD	132,527
SOUTHERN NATIONAL BANCORP OF VIRGINIA INC COMMON	37,735
SP PLUS CORP COMMON STOCK USD 0.001	147,638
SPECTRUM BRANDS HOLDINGS INC	249,893
SPIRIT REALTY CAPITAL INC REIT USD 0.05	160,161
SPLUNK INC COMMON STOCK USD 0.001	2,695,815
SPOTIFY TECHNOLOGY SA COMMON STOCK USD 0.000625	2,612,622
SPRINGWORKS THERAPEUTICS INC COMMON STOCK USD	449,044
SPX CORP COMMON STOCK USD 0.01	526,747
SQUARE INC COMMON STOCK USD 0.000001	3,380,167
SS&C TECHNOLOGIES HOLDINGS INC COMMON STOCK USD	784,318
STAG INDUSTRIAL INC REIT USD 0.01	1,150,291
STANDARD MOTOR PRODUCTS INC COMMON STOCK USD 2	90,307
STARWOOD PROPERTY TRUST INC REIT USD 0.01	265,606
STATE STREET CORP COMMON STOCK USD 1	386,291
STEEL DYNAMICS INC COMMON STOCK USD 0.005	303,270
STERIS PLC COMMON STOCK USD 75	2,516,523

STEVEN MADDEN LTD COMMON STOCK USD 0.0001	384,847
STITCH FIX INC COMMON STOCK USD 0.00002	3,769,354
STOCK YARDS BANCORP INC COMMON STOCK USD 0	36,675
STRIDE INC COMMON STOCK USD 0.0001	130,586
SUMO LOGIC INC COMMON STOCK USD 0.0001	362,909
SVB FINANCIAL GROUP COMMON STOCK USD 0.001	1,382,614
SYKES ENTERPRISES INC COMMON STOCK USD 0.01	149,249
SYNCHRONY FINANCIAL COMMON STOCK USD 0.001	419,366
SYNEOS HEALTH INC COMMON STOCK USD 0.01	2,213,476
SYNNEX CORP COMMON STOCK USD 0.001	412,412
SYNOVUS FINANCIAL CORP COMMON STOCK USD 1	263,871
TANDEM DIABETES CARE INC COMMON STOCK USD	5,340,571
TARGET CORP COMMON STOCK USD 0.0833	475,572
TCF FINANCIAL CORP COMMON STOCK USD 1	410,663
TE CONNECTIVITY LTD COMMON STOCK USD 0.57	1,243,510
TELADOC HEALTH INC COMMON STOCK USD 0.001	3,066,587
TEMPUR SEALY INTERNATIONAL INC COMMON STOCK USD	694,656
TENCENT HOLDINGS LTD ADR USD 0.00002	2,276,397
TENNANT CO COMMON STOCK USD 0.375	1,507,813
TEREX CORP COMMON STOCK USD 0.01	214,818
TESLA INC COMMON STOCK USD 0.001	16,755,428
TEXAS CAPITAL BANCSHARES INC COMMON STOCK USD 0.01	363,843
TEXAS INSTRUMENTS INC COMMON STOCK USD 1	1,166,964
TEXTRON INC COMMON STOCK USD 0.125	209,018
TJX COS INC/THE COMMON STOCK USD 1	2,487,258
T-MOBILE US INC COMMON STOCK USD 0.0001	267,138
TOLL BROTHERS INC COMMON STOCK USD 0.01	586,628
TOTAL SE ADR USD	145,266
TRACTOR SUPPLY CO COMMON STOCK USD 0.008	519,865
TRADE DESK INC/THE COMMON STOCK USD 0.000001	3,509,181
TRANSDIGM GROUP INC COMMON STOCK USD 0.01	572,436
TRAVEL + LEISURE CO COMMON STOCK USD	836,190
TREEHOUSE FOODS INC COMMON STOCK USD 0.01	519,100
TRIMBLE INC COMMON STOCK USD 0	1,667,447
TRINET GROUP INC COMMON STOCK USD 0.000025	2,575,895
TRISTATE CAPITAL HOLDINGS INC COMMON STOCK USD 0	201,736
TTEC HOLDINGS INC COMMON STOCK USD 0.01	343,136
TTM TECHNOLOGIES INC COMMON STOCK USD 0.001	231,397
TWILIO INC COMMON STOCK USD 0.001	4,612,740
UBER TECHNOLOGIES INC COMMON STOCK USD 0.00001	5,101,071
UGI CORP COMMON STOCK USD 0	651,670
ULTRA CLEAN HOLDINGS INC COMMON STOCK USD 0.001	251,692
UMPQUA HOLDINGS CORP COMMON STOCK USD 0	181,377
UNILEVER PLC ADR USD	466,522
UNION PACIFIC CORP COMMON STOCK USD 2.5	2,104,271
UNISYS CORP COMMON STOCK USD 0.01	238,541
UNITED RENTALS INC COMMON STOCK USD 0.01	276,669
UNITED THERAPEUTICS CORP COMMON STOCK USD 0.01	510,014
UNITEDHEALTH GROUP INC COMMON STOCK USD 0.01	1,111,656
UNIVERSAL CORP/VA COMMON STOCK USD 0	276,980
UNIVERSAL HEALTH SERVICES INC COMMON STOCK USD	1,260,600
UNUM GROUP COMMON STOCK USD 0.1	385,690
UPLAND SOFTWARE INC COMMON STOCK USD 0.0001	385,981
US FOODS HOLDING CORP COMMON STOCK USD 0.01	956,064
VALVOLINE INC COMMON STOCK USD 0.01	676,081
VARONIS SYSTEMS INC COMMON STOCK USD 0.001	4,543,941
VERITEX HOLDINGS INC COMMON STOCK USD 0.01	136,229
VERIZON COMMUNICATIONS INC COMMON STOCK USD 0.1	247,338
VERTEX PHARMACEUTICALS INC COMMON STOCK USD 0.01	2,371,908
VIATRIS INC COMMON STOCK USD	18
VIKING THERAPEUTICS INC COMMON STOCK USD 0.00001	460,703
VISA INC COMMON STOCK USD 0.0001	6,958,020

	VISTRA CORP COMMON STOCK USD 0.01	291,322
	VOYA FINANCIAL INC COMMON STOCK USD 0.01	397,320
	VROOM INC COMMON STOCK USD	1,237,499
	W R GRACE & CO COMMON STOCK USD 0.01	143,080
	WALKER & DUNLOP INC COMMON STOCK USD	590,492
	WALMART INC COMMON STOCK USD 0.1	1,251,569
	WELBILT INC COMMON STOCK USD 0.01	212,203
	WESCO INTERNATIONAL INC COMMON STOCK USD 0.01	837,046
	WESTERN DIGITAL CORP COMMON STOCK USD 0.01	158,083
	WESTERN UNION CO/THE COMMON STOCK USD 0.01	459,424
	WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORP COMMON	1,365,180
	WESTLAKE CHEMICAL CORP COMMON STOCK USD 0.01	124,603
	WESTROCK CO COMMON STOCK USD 0.01	297,092
	WHIRLPOOL CORP COMMON STOCK USD 1	1,627,478
	WHITE MOUNTAINS INSURANCE GROUP LTD COMMON STOCK	307,203
	WILLIAMS-SONOMA INC COMMON STOCK USD 0.01	475,898
	WISDOMTREE INVESTMENTS INC COMMON STOCK USD 0.01	1,087,264
	WIX.COM LTD COMMON STOCK USD 0.01	4,156,085
	WOODWARD INC COMMON STOCK USD 0.00292	818,869
	WORKDAY INC COMMON STOCK USD 0.001	3,827,291
	WORLD FUEL SERVICES CORP COMMON STOCK USD 0.01	476,567
	WSFS FINANCIAL CORP COMMON STOCK USD 0.01	226,644
	WYNDHAM HOTELS & RESORTS INC COMMON STOCK USD 0.01	2,838,141
	YELP INC COMMON STOCK USD 0.000001	263,582
	ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD 0.01	1,201,150
	TOTAL CORPORATE STOCKS	$682,098,487

	REGISTERED INVESTMENT COMPANIES
	DODGE & COX INTERNATIONAL STOCK FUND OPEN-END FUND	$61,584,299
(a)	JPMORGAN US GOVT MMKT FUND CAPITAL SHARES - FUND	13,081,200
	TOTAL REGISTERED INVESTMENT COMPANIES	$74,665,499

	SELF DIRECTED BROKERAGE
(a)	VARIOUS STOCKS, MUTUAL FUNDS, AND MONEYMARKET FUND	$95,088,425
	TOTAL SELF DIRECTED BROKERAGE	$95,088,425

(a)	PARTICIPANT LOANS (INTEREST RATE ranging from 4.25% through 10.5% maturing through May 2048)	$63,362,301

	NET ASSETS PENDING SETTLEMENT	$3,208,661

	TOTAL NET ASSETS	$4,682,160,248

(a)	Party-in-interest to the Plan.

Note: Historical Cost is not required as all investments are participant-directed.

AEP RETIREMENT SAVINGS 401(K) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, LLP
23.2	Consent of PricewaterhouseCoopers LLP